Transamerica Asset Management, Inc. 1801 California Street, Suite 5200 Denver, Colorado 80202

April 28, 2016

VIA EDGAR CORRESPONDENCE

Mr. Min S. Oh

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Partners Funds Group (File Nos. 033-61810, 811-07674)
Transamerica Partners Funds Group II (File Nos. 333-00295, 811-07495)
(each, a “Registrant” and together, the “Registrants”)

Dear Mr. Oh:

On behalf of the Registrants, we are filing this letter to respond in writing to the Staff’s comments on the Registration Statements filed under Rule 485(a) of the Securities Act of 1933, as amended (the “Amendment”), on Form N-1A for Transamerica Partners Funds Group (Accession Number: 0001193125-16-487858) and Transamerica Partners Funds Group II (Accession Number: 0001193125-16-487862) with the Securities and Exchange Commission (the “Commission”) on March 1, 2016, relating to Transamerica Partners Government Money Market, Transamerica Partners Small Value, each a series of Transamerica Partners Funds Group (the “TPFG Funds”), and Transamerica Partners Institutional Government Money Market and Transamerica Partners Institutional Small Value, each a series of Transamerica Partners Funds Group II (the “TPFG II Funds” and together with the TPFG Funds, the “Funds”). The Staff’s comments were conveyed to the Registrants via telephone on April 15, 2016.

The Staff noted that all comments to the Funds’ summary section, as noted below, also apply to the disclosure with respect to the section entitled “More on the Fund’s Strategies and Investments,” as well as “More on Risks of Investing in the Fund,” as applicable. In addition, it was noted that, as relevant, all comments generally apply to the Prospectuses for both Registrants.

Below are the Staff’s comments on the Amendment and the Registrants’ responses thereto.

General Prospectus Comments

1.	Fees and Expenses – Annual Fund Operating Expenses: Please consider supplementing the Annual Fund Operating Expenses table footnote disclosure in order to clarify who may terminate the contractual arrangement regarding the fee waiver and/or expense reimbursement, and under what circumstances.

Response: Each Registrant has made revisions consistent with the Staff’s comment.

2.	Fees and Expenses – Example: Please consider disclosing the duration of the contractual fee waiver and/or expense reimbursement arrangement.

Response: Each Registrant has made revisions consistent with the Staff’s comment.

3.	Principal Risks: Please consider consolidating the “Manager” risk factor and the “Portfolio Management” risk factor disclosures to form a single risk factor.

Response: The Registrants have combined the two risk factors into a single “Management” risk.

4.	Performance: Please consider supplementing the following disclosure in order to clarify the reference to “any limitation:”

“Absent any limitation of the portfolio’s expenses, total returns would be lower.”

Response: The Registrants believe that the disclosure is accurate, and therefore respectfully decline to take this comment.

5.	More on Principal Risks: Please confirm that the More on Principal Risks section only describes principal risks. If so, please make sure that each principal risk appears in one or more summary prospectuses. Alternatively, if non-principal risks are included, describe them as such and put them in a separate section.

Response: The Registrants so confirm. Each Registrant notes certain of the noted risk factors relate to other series of the Registrant which will be included in the combined prospectuses in the Rule 485(b) filing.

6.	Shareholder Information – Investment Manager: Please revise “Advisory Fees Paid for the Fiscal Year Ended December 31, 2015” to state “Management Fees Paid for the Fiscal Year Ended December 31, 2015” in order to remain consistent with other references in the Prospectuses.

Response: Each Registrant has made revisions consistent with the Staff’s comment.

7.	Shareholder Services And Policies – Additional Information: Please consider deleting the following sentence in its entirety:

“Neither this prospectus nor the SAI is intended to give rise to any contract rights or other rights of any shareholder, other than any rights conferred explicitly by federal or state securities laws that may not be waived.”

If the Registrant wishes to retain the disclosure, please remove the word “explicitly” from the sentence.

Response: The Registrants believe that the disclosure is accurate, and therefore respectfully decline to take this comment.

Transamerica Partners Government Money Market and Transamerica Partners Institutional Government Money Market

8.	Principal Investment Strategies: Please revise the first sentence of the Principal Investment Strategies to add “plus borrowing” as noted below:

“The fund’s sub-adviser, Aegon USA Investment Management, LLC (the “sub-adviser”), invests at least 99.5% of the fund’s total assets, plus borrowing, in U.S. government securities, cash, and/or repurchase agreements that are fully collateralized as described above.”

Response: The Registrants believe the current disclosure is consistent with the Staff’s guidance with the respect to the application of Rule 35d-1 to government money market funds.

9.	Principal Risks: Please consider combining the third paragraph with the first paragraph of the introduction to Principal Risks, consistent with the Instruction to Form N-1A Item 4(b).

Response: The Registrants believe the current disclosure is consistent with Item 4(b) of Form N-1A, and therefore respectfully declines to take this comment.

10.	Principal Risks: Please consider clarifying the Underlying Government Money Market Fund risk factor in consideration of each Fund’s status as a feeder fund that invests in a single underlying master fund.

Response: The Registrants have made revisions consistent with the Staff’s comment.

11.	Performance: Please consider revising the disclosure in the fifth paragraph to read as follows:

“Prior to May 1, 2016, the fund operated as a “prime” money market fund and invested in certain types of securities that the fund is no longer permitted to hold. Consequently, the performance information below might have been different if the current investment limitations had been in effect prior to the conversion to a government money market fund.”

Response: The Registrants have made revisions consistent with the Staff’s comment.

Transamerica Partners Small Value and Transamerica Partners Institutional Small Value

12.	Management: Please consider identifying the entity that employs each of the portfolio managers for the Funds.

Response: The Registrants note that this information currently appears in the Management section of the Prospectus for each Fund.

Statement of Additional Information

13.	Management of the Trusts – Board Members and Officers: Please include only the directorships of each Board Member held during the past five years, in order to remain consistent with the requirements of Form N-1A.

Response: The Registrants have made revisions consistent with the Staff’s comment.

14.	Management of the Trusts – Board Members and Officers: Please disclose each Board Member’s and each Officer’s current age rather than the year of birth.

Response: The Registrants haves made revisions consistent with the Staff’s comment.

15.	Management of the Trusts –Trustee Compensation: Please format the Compensation Table in order to remain consistent with the requirements of Form N-1A.

Response: The Registrants have made revisions consistent with the Staff’s comment.

16.	Further Information about the Trusts and the Portfolios—Derivative and Direct Actions: Please provide the basis under Massachusetts or Federal Law for the disclosure in the 2nd and 4th paragraphs. Additionally, please confirm whether this new disclosure is intended to apply to both current and prospective shareholders. If it applies to current shareholders, please provide the basis under Massachusetts or Federal Law.

Response: Each Registrant notes that it is organized as a Massachusetts business trust established under an Amended and Restated Declaration of Trust (the “Declaration”) dated as of December 10, 2015. The noted disclosure contained in the Statement of Additional Information is a summary of the relevant provisions of the Declaration. The Declaration was approved by the Board of Trustees of each Registrant. The Board of Trustees has the authority to amend the Declaration without the approval of shareholders, except in limited specified circumstances. Every shareholder, by virtue of purchasing shares and becoming a shareholder, agrees to be bound by the terms of the Declaration. Each Registrant believes that the provisions related to derivative and direct actions as set forth in its Declaration are permitted under Massachusetts law. The Registrants also believe that these provisions protect and benefit shareholders and are consistent with the Federal Securities Laws. In this regard, it is noted that the Declaration of each Registrant provides that “[n]o provision of this Declaration shall be effective to require a waiver of compliance with any provision of, or restrict any Shareholder right of action expressly granted by, the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended or the 1940 Act, or of any valid rule, regulation or order of the Commission thereunder.”

Each Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (720) 482-1574 with any questions.

Very truly yours,

/s/ Tané T. Tyler
Tané T. Tyler
Vice President, Assistant General Counsel,
Chief Legal Officer and Secretary
Transamerica Asset Management, Inc.